December 5, 2024
Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 386 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Militia Long/Short Equity ETF
Dear Ms. White:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Militia Long/Short Equity ETF, a proposed new series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter.
Response: The Registrant has provided the completed fee table and expense example as part of this response – See Exhibit A.
Comment 3:Please review the conditions of Trust’s manager of managers order and revise the Fund’s name to comply with the order.
Response: The Registrant notes that the Staff provided this comment with respect to Post-Effective Amendment No. 363. Please refer to the Trust’s correspondence dated October 10, 2024 (Accession No. 0001592900-24-002031 and October 15, 2024 (Accession No. 0001592900-24-002037).
Comment 4:As it relates to footnote 2 to the fee table, please explain in the prospectus what “prime brokerage arrangements” are.
Response: The Registrant has revised the fee table to remove the reference to prime brokerage arrangements. See Exhibit A for the revised fee table.
Comment 5:In the Principal Investment Strategies section, there is a discussion regarding the Fund’s possible investment in other ETFs, both long and short positions. Will any of these investments involve affiliated funds? If yes, please note that in the strategy discussion and add relevant risk disclosures.
Response: The Registrant does not anticipate investing in affiliated funds, so no additional disclosure has been added to the prospectus.
Comment 6:In the Principal Investment Strategies section, please clarify if the Fund’s short positions will be covered.
Response: The Registrant has revised the Principal Investment Strategies section to clarify the Fund’s compliance obligations as it relates to its short positions. See the italicized text below for the new disclosure.
The Fund is expected to have short exposure up to 100% of its net assets. The Fund intends to comply with the requirements of Rule 18f-4 of the Investment Company Act of 1940 as it relates to its short positions.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 7:In the Principal Investment Strategies section, there is a discussion regarding the Fund’s possible investment in leveraged, inverse, and inverse-leveraged ETFs. Please add risk disclosure regarding these investments to the Principal Risks section along with the Item 9 discussion.
Response: The Registrant has added the following disclosure to the Principal Risks section of the prospectus. In addition, similar disclosure has been added to the Item 9 discussion.
Leveraged, Inverse, and Inverse-Leveraged ETF Risk. Leveraged, inverse, and inverse-leveraged ETFs expose the Fund to all of the risks that traditional ETFs present. Leveraged ETFs seek to provide investment results that match a multiple of the performance of an underlying index (e.g., two times the performance). Inverse ETFs seek to provide investment results that match a negative (i.e., the opposite) of the performance of an underlying index. Inverse-leveraged ETFs seek to provide investment results that match a negative multiple of the performance of an underlying index. All those types of ETFs rely to some degree, often extensively, on derivatives to achieve their objectives and, thus, the Fund is indirectly exposed to derivatives risk through its investments in these ETFs. Further, investments in leveraged, inverse, or inverse-leveraged ETFs are subject to the risk that the performance of the ETF will not correlate with the underlying index as intended. Leveraged, inverse, and inverse-leveraged ETFs often “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Consequently, these investment vehicles may be extremely volatile and can potentially expose the Fund to complete loss of its investment.
Comment 8:The Staff notes that the Fund may invest in depositary receipts. Please clarify in the strategy discussion if the Fund intends to invest in unsponsored depositary receipts. If the Fund expects to invest in unsponsored depositary receipts add relevant disclosure to the Principal Risks section. In addition, the Staff further notes that there are two different depositary risk sections included in the Item 9 discussion. Please remove on of the risk disclosures and/or consider combining the two risk disclosures.
Response: The Registrant has added language to the Principal Investment Strategies section indicating the Fund may invest in unsponsored depositary receipts. In addition, the Registrant has expanded the depositary risk discussion in the summary section to enhance the risk discussion as it relates to investments in unsponsored depositary receipts. Lastly, the Registrant has removed the depositary risk disclosure found on page 8 of the prospectus, leaving the risk disclosure found on page 9.
New Principal Investment Strategies disclosure:
The equity securities in which the Fund invests may be common stocks of small-, mid-, or large-capitalization companies and depositary receipts (e.g., American Depositary Receipts (“ADRs”)) representing equity securities of non-U.S. companies of such market capitalizations. The Fund’s investments in depositary receipts may include sponsored and/or unsponsored depositary receipts.
New Principal Risk disclosure:
Depositary Receipts Risk. Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities. Depositary receipts that are not sponsored by the issuer may be less liquid and there may be less readily available public information about the issuer. Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of an unsponsored depositary receipt generally bear all the costs associated with establishing the unsponsored depositary receipt. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding those issuers and there may not be a correlation between that information and the market value of the depositary receipts.

Comment 9.     Please include the month and year in which the portfolio manager began managing the Fund.
Response: The Registrant respectfully declines to make the requested change because the month and year in which the portfolio manager will begin managing the Fund will not be known until the Fund has commenced operations, which will be after the effective date of the Amendment. In the future, the Trust will update the above-referenced disclosure with the applicable month and year.
Comment 10.    The Staff notes that the Fund has included Fixed-Income Securities Risk in its Item 9 risk discussion but did not include in its Item 4 risk disclosure. In addition, the Staff did not see any reference to fixed-income investing in the Principal Investment Strategies discussion. Please remove the risk disclosure from Item 9 or revise the Item 4 discussions to address fixed-income investing.
Response: The Registrant has removed Fixed-Income Securities Risk from the prospectus.
Comment 11.    The Staff notes that the Fund has referenced closed-end funds in its Fixed-Income Securities Risk discussion found in Item 9. The Staff notes that it did not see any reference to closed-end funds in the Principal Investment Strategies discussion. Please remove the reference to closed-end funds or add to the Principal Investment Strategies discussion.
Response: The Registrant has removed reference to closed-end funds from the prospectus.
Comment 12.    The Staff notes that the Fund has referenced Sector Risk in its Item 9 discussion, but it is not referenced in its Item 4 discussion. Please remove the reference in Item 9 or revise Item 4 to include sector risks. In addition, if sector risk is added to Item 4 and the Sub-Adviser knows of any particular sector or sectors the Fund may invest significantly in, please add relevant sector specific risks.
Response: The Registrant has added Sector Risk to the Item 4 risk discussion. The Sub-Adviser is not aware of any particular sectors that the Fund will have significant exposure to at inception.
Comment 13. The Staff notes that the Fund has referenced U.S. Government Securities Risk in its Item 9 discussion, but it is not referenced in its Item 4 discussion. Please remove the reference in Item 9 or revise Item 4 to include U.S. Government Securities Risk.
Response: The Registrant has removed U.S. Government Securities Risk from the prospectus.
Comment 14.    In the Fund’s statement of additional information (SAI) discussion on concentration, please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.
Response: The Registrant has revised the SAI to address the comment as follows:
For purposes of applying the limitation set forth in the concentration policy, the Fund, with respect to its equity holdings, may use the FactSet Revere Business Industry Classification System, Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes, MSCI Global Industry Classification System, FTSE/Dow Jones Industry Classification Benchmark (ICB) system or any other reasonable industry classification system (including systems developed by the Adviser and/or the Sub-Adviser) to identify each industry. Securities of the U.S. government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions (and repurchase agreements collateralized by government securities) are not considered to be issued by members of any industry, except that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. The Fund’s method of applying the limitation set forth in the Fund’s concentration policy may differ from the methods used by the Trust’s other series.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel

EXHIBIT A
Militia Long/Short Equity ETF
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.30%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]
Dividend Expense, Borrowing Costs and Brokerage Expenses on Short Sales[2]	0.84%
All Other Expenses	0.00%
Total Other Expenses	0.84%
Total Annual Fund Operating Expenses	2.14%
1 Other Expenses are estimated for the current fiscal year.
2 When a cash dividend is declared on a stock the Fund has sold short, the Fund is required to pay an amount equal to the dividend to the party from which the Fund has borrowed the stock, and to record the payment as an expense. Interest expenses result from the Fund’s short sales. Any interest expense amount or dividends paid on securities sold short will vary based on the extent to which the Fund sells securities short.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$217	$670

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